UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

(Commission File No. 001-35446)

NOVADAQ TECHNOLOGIES INC.

(Translation of registrant’s name into English)

5090 Explorer Drive

Suite 202, Mississauga

Ontario, Canada L4W 4T9

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Entry into Arrangement Agreement

On June 19, 2017, Novadaq Technologies Inc. (the “Company” or “Novadaq”) announced that it had entered into a definitive arrangement (the “Arrangement Agreement”) with Stryker Corporation (“Stryker”) pursuant to which Stryker had agreed to acquire all of the issued and outstanding shares of Novadaq (the “Novadaq Shares”) for US$11.75 per share in cash, implying a total enterprise value of approximately US$701 million. The transaction price represents a premium of approximately 95.8% over the closing price of the Novadaq Shares on the NASDAQ Stock Market (“NASDAQ”) on June 16, 2017, the last trading day before the announcement of the transaction.

The transaction will be carried out by way of a court approved plan of arrangement under the Canada Business Corporations Act (the “Arrangement”) and will require the approval of, among others, the holders of at least 66 2⁄3% of the Novadaq Shares present in person or represented by proxy at a special meeting of Novadaq shareholders (the “Special Meeting”) to be called to consider the Arrangement. The Special Meeting is expected to be held on or about August 4, 2017.

The board of directors of Novadaq, after consultation with its financial and legal advisors, and on the unanimous recommendation of a Special Committee of Novadaq’s board of directors (the “Special Committee”), unanimously determined that the Arrangement is in the best interests of the Corporation and recommends that Novadaq shareholders vote in favour of the Arrangement. Novadaq’s board of directors and the Special Committee have also received a fairness opinion from each of Piper Jaffray & Co. and Perella Weinberg Partners LP in connection with the Arrangement to the effect that, as of the date of such opinions, and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Novadaq’s shareholders pursuant to the Arrangement is fair from a financial point of view.

In addition to shareholder and court approvals, the Arrangement is subject to applicable regulatory approvals, including Canadian Competition Act and U.S. Hart-Scott-Rodino approvals, and the satisfaction of certain other closing conditions customary in transactions of this nature. The transaction is not subject to a financing condition.

The Arrangement Agreement includes a non-solicitation covenant on the part of Novadaq, subject to a right to match provision and customary fiduciary out provisions, and provides for the payment of a termination fee of US$21.0 million by Novadaq to Stryker in certain circumstances.

The Arrangement Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Arrangement Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Arrangement Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Arrangement Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. The Company’s shareholders and other investors are not third-party beneficiaries under the Arrangement Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company or any other party thereto or any of their respective subsidiaries or affiliates.

FORWARD-LOOKING STATEMENTS

Certain statements in this report may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, the expected completion of the transaction and the timing thereof, the satisfaction or waiver of any conditions to the transaction, any events related to the transaction, our expected revenues, our market and growth opportunities, the amount of anticipated cost synergies and other benefits associated with any proposed transaction and other statements that are not historical fact.

These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to uncertainties as to the conditions to the transaction discussed herein, operational challenges in achieving strategic objectives and executing our plans, the risk that markets do not evolve as anticipated, the potential impact of the general economic conditions and competition in the industry.

We refer you to the documents that the Company submits from time to time to the Ontario Securities Commission and/or SEC, including any section titled “Risk Factors”, as well as the shareholder meeting circular to be submitted by the Company, which contains and identifies other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. Except as may be required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, the Company intends to submit relevant materials to the SEC and other governmental or regulatory authorities, including a meeting circular. INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NOVADAQ TECHNOLOGIES INC. AND THE TRANSACTION. The meeting circular and certain other relevant materials (when they become available) and any other documents submitted by the Company to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of the documents submitted to the SEC by contacting the Company’s investor relations department at investors@novadaq.com or by accessing the Company’s investor relations website at www.novadaq.com. Investors are urged to read the meeting circular and the other relevant materials when they become available before making any voting or investment decision with respect to the transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NOVADAQ TECHNOLOGIES INC.
(Registrant)

By:	/s/ Roger Deck
Name:	Roger Deck
Title:	Chief Financial Officer

Date: June 20, 2017

EXHIBIT INDEX

Exhibit	Description

99.1	Arrangement Agreement, dated as of June 16, 2017, by and among NOVADAQ Technologies Inc., Stryker Canada Operations ULC and Stryker Corporation.